Exhibit 99.4

January 31, 2020

Aphria Inc.

98 Talbot Street West

Leamington, Ontario N8H 1M8

Canada

Prospectus Supplement of Aphria Inc.

We refer to the prospectus supplement dated January 30, 2020 (the “Prospectus Supplement”) to the short form base shelf prospectus of Aphria Inc. (the “Corporation”) dated November 22, 2019, relating to the offering of 14,044,944 units of the Corporation.

We hereby consent to the use of our firm name on the face page of the Prospectus Supplement and under the headings “Enforceability of Certain Civil Liabilities”, “Legal Matters” and “Interest of Experts” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our advice referred to above or that are within our knowledge as a result of the services we performed in connection with such advice.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,

/s/ Fasken Martineau DuMoulin LLP